Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2009

Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower
New York, NY 10036

> **Re: Alleghany Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **File No. 001-09371**

Dear Mr. Gorham:

   We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview

RSUI, page 14

1. You state on page 14 that "RSUI's top two producing wholesale brokers, Swett & Crawford Group and CRC Insurance Services, accounted for, in the aggregate, approximately 30 percent of AIHL's gross premiums written in 2008." Please disclose the material terms of the producer agreements and any other agreements or arrangements the company has with each of these two parties, and file copies

of each as exhibits to the Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors, page 24

2. You state on page 24 that the risks discussed in the Form 10-K "are not the only risks" that the company faces. Please disclose all risks that could be considered material to the company. In particular, be sure to consider the impact of the deterioration and contraction of the U.S. credit market and the corresponding tightening of lending standards, the impact of the deterioration of the real estate market on your subsidiary, Alleghany Properties Holdings LLC, and any risks associated with the company's ownership stake in Homesite Group Incorporated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 38

3. Please revise your disclosure to discuss the following:

   a. A general description of the valuation techniques or models you used with regard to your material assets. Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

   b. To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets based on market indices and your reasons for making those adjustments.

   c. A discussion of how you validate the techniques or models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

   d. A discussion of how sensitive the fair value estimates for your material assets are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range. You may wish to refer to Section V of FR-72 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" on Critical Accounting Estimates for guidance. FR-72 is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

e. The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

f. The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

g. Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

4. Based on your disclosure on page 98, it appears you utilize third-party dealers to assist you in determining fair values. Please revise your disclosure in Management's Discussion and Analysis explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please ensure your disclosure addresses the following:

a. The nature and amount of assets you valued using third-party dealers quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from third-party dealer services;

d. Whether the third-party dealer quotes are binding or non-binding; and

e. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value*

> *Measurements*, and to ensure that you properly classified your assets and
> liabilities in the fair value hierarchy.

AIHL Investments

Investment Position Summary, page 51

5. You state that 31.4% of your debt securities are insured by financial guaranty
    insurance companies. It is not clear from your disclosure whether you have any
    investments in a guarantor, other than your 33% interest in Homesite, nor is it
    clear whether there is a significant concentration in any one particular guarantor
    with respect to the 31.4% insured. Please revise your disclosure to clarify these
    facts.

Notes to Consolidated Financial Statements

5. Reinsurance, page 80

6. You state that 18% of your reinsurance recoverable is from Swiss Reinsurance
    which was downgraded in February 2009. Please revise MD&A to disclose this
    event and its expected effects on your financial position and results of operations.
    Refer to Financial Reporting Codification Section 501.02.

6. Liability for Loss and Loss Adjustment Expenses, page 84

7. You state that RSUI had a reduction in prior year reserves of $43.7 million,
    CATA had a reduction of $11.8 million and EDC had an increase in prior year
    reserves of $25.8 million. Please clarify what the remaining reduction in prior
    year reserves related to that resulted in a net decrease of $42.8 million in prior
    year reserves. In addition, please provide more detail as to the reasons for the
    changes to the prior year reserves as the favorable/unfavorable loss emergence
    compared to loss emergence patterns assumed in earlier periods is not very
    informative.

8. Income Taxes, page 85

8. Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

*   *   *

Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our

comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3563, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have any questions regarding the processing of your response as well as any questions regarding the comment on the financial statements. You may contact Laura Crotty at (202) 551-3715 or Dan Greenspan at (202) 551-3623 with questions on the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant